Filed Pursuant to Rule 424(b)(5)

Registration No: 333-187646

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, par value $.001 par share			$$1	$0

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Payment of the registration fee at the time of filing of the registrant’s then-active registration statement on Form S-3 filed with the Securities and Exchange Commission on May 27, 2011 (File No. 333-174598) was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act and was paid at the time the prospectus supplement for this offering was initially filed on August 31, 2012. Pursuant to
Rule 415(a)(6), this “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the current registration statement on Form S-3 filed with the Securities and Exchange Commission on April 1, 2013 (File No. 333-187646).

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 1, 2013

Up to 20,000,000 Shares

Invesco Mortgage Capital Inc.

Common Stock

On August 31, 2012, we entered into a distribution agency agreement with Credit Suisse Securities (USA) LLC, which we refer to as the sales agent, relating to offers and sales of up to 20,000,000 shares of our common stock, $0.01 par value per share.

We may offer the common stock over a period of time and from time to time through the sales agent and any additional agents appointed under the distribution agency agreement from time to time by us, acting as sales agents. Sales of the common stock, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or the NYSE, or otherwise at market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with the sales agent. The sales agent will be entitled to a commission that will not exceed, but may be lower than, 2% of the gross offering proceeds of any common stock sold through them acting as our sales agent.

Our common stock is traded on the NYSE under the symbol “IVR.” The closing price of our common stock on the NYSE on March 28, 2013 was $21.39 per share.

The sales agent is not required to sell any specific number or dollar amount of common stock, but, subject to the terms of the distribution agency agreement, the sales agent will use its commercially reasonable efforts to sell on our behalf, as sales agent, any shares of common stock to be offered by us under the distribution agency agreement. The offering of shares of common stock pursuant to the distribution agency agreement will terminate upon the earlier of (1) the sale of all of the shares of common stock subject to the distribution agency agreement or (2) the termination of the distribution agency agreement by us or the sales agent.

We also may sell some or all of the shares of common stock to the sales agent as principal for its own account at a price per share agreed upon at the time of sale. If we sell common stock to the sales agent as principal, we will enter into a separate terms agreement setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

To assist us in maintaining our qualification as a real estate investment trust, or REIT, for federal income tax purposes, no person may own more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, unless our board of directors waives this limitation. See “Restrictions on Ownership and Transfer” in the accompanying prospectus.

Investing in our common stock involves risk. See the risks set forth under the heading “Item 1A. Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is April 1, 2013

PROSPECTUS SUPPLEMENT

Page
About this Prospectus Supplement	S-i
Special Note Regarding Forward-Looking Statements	S-i
Prospectus Supplement Summary	S-iii
Use of Proceeds	S-vi
Plan of Distribution	S-vi
Legal Matters	S-viii
Experts	S-viii
Where You Can Find More Information	S-viii
Incorporation of Certain Information by Reference	S-viii

PROSPECTUS

Page
About this Prospectus	1
Special Note Regarding Forward-Looking Statements	1
Where You Can Find More Information	3
Incorporation of Certain Documents by Reference	3
Invesco Mortgage Capital Inc.	4
Risk Factors	4
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Capital Stock	5
Description of Depositary Shares	7
Description of Warrants	10
Description of Shareholder Rights	11
Description of Debt Securities	12
Description of Units	21
Restrictions on Ownership and Transfer	22
Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws	25
U.S. Federal Income Tax Considerations	29
Selling Securityholders	51
Plan of Distribution	51
Legal Matters	55
Experts	55

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3ASR that we filed with the Securities and Exchange Commission, or SEC or Commission, using a “shelf” registration process. This prospectus supplement contains specific information about us and the terms on which we are offering and selling shares of our common stock. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the prospectus, the statements made in the prospectus will be deemed modified or superseded by those made in this prospectus supplement. To the extent any information or data in any documents filed by the Company and incorporated by reference herein is inconsistent with prior information or data previously provided by the Company, the information or data in the previously filed document shall be deemed modified or superseded by the subsequent information or data. Before you purchase shares of our common stock, you should carefully read this prospectus supplement, the accompanying prospectus and the registration statement, together with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

When used in this prospectus, the terms “company,” “issuer,” “we,” “our,” and “us” refer to Invesco Mortgage Capital Inc. and its consolidated subsidiaries, unless otherwise specified. “Our Manager” refers to Invesco Advisers, Inc., a Delaware corporation, our external manager. “Invesco” refers to Invesco Ltd., together with its consolidated subsidiaries (other than us), which is the indirect parent company of our Manager.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus supplement, the accompanying prospectus and other filings we make with the SEC within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

•	use of proceeds of this offering;

•	our business and investment strategy;

•	our investment portfolio;

•	our projected operating results;

•

actions and initiatives of the U.S. government, including the impact of the final agreement on the U.S. debt ceiling and budget deficit, and changes to U.S. government policies, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and mortgage loan modification programs and our ability to respond to and comply with such actions, initiatives and changes;

•	our ability to obtain additional financing arrangements and the terms of such arrangements;

•	financing and advance rates for our target assets;

•	changes to our expected leverage;

•	general volatility of the securities markets in which we invest;

•	general volatility of foreign financial markets and their governments’ responses;

•	our expected investments;

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•	our expected book value per share of common stock;

•	interest rate mismatches between our target assets and our borrowings used to fund such investments;

•	the adequacy of our cash flow from operations and borrowings to meet our short-term liquidity needs;

•	our ability to maintain sufficient liquidity to meet any margin calls;

•	changes in the credit rating of the U.S. government;

•	changes in interest rates and interest rate spreads and the market value of our target assets;

•	changes in prepayment rates on our target assets;

•	the impact of any deficiencies in foreclosure practices of third parties and related uncertainty in the timing of collateral disposition;

•	effects of hedging instruments on our target assets;

•	rates of default or decreased recovery rates on our target assets;

•	modifications to whole loans or loans underlying securities;

•	the degree to which our hedging strategies may or may not protect us from interest rate volatility;

•	counterparty defaults;

•	changes in governmental regulations, tax law and rates, and similar matters and our ability to respond to such changes;

•	our ability to maintain our qualification as a REIT for U.S. federal income tax purposes;

•	our ability to maintain our exception from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”);

•	availability of investment opportunities in mortgage-related, real estate-related and other securities;

•	availability of U.S. Government Agency guarantees with regard to payments of principal and interest on securities;

•	availability of qualified personnel;

•	estimates relating to our ability to continue to make distributions to our shareholders in the future;

•	our understanding of our competition;

•	changes to accounting principles generally accepted in the United States of America (“US GAAP”); and

•	market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the risk factors, financial data and related notes, before making an investment decision.

Our Company

Invesco Mortgage Capital Inc. is a Maryland corporation primarily focused on investing in, financing and managing residential and commercial mortgage-backed securities and mortgage loans, which we collectively refer to as our target assets. We invest in residential mortgage-backed securities for which a U.S. government agency or a federally chartered corporation guarantees payments of principal and interest on the securities, or Agency RMBS. In addition, we invest in residential mortgage-backed securities that are not issued or guaranteed by a U.S. government agency, or non-Agency RMBS, commercial mortgage-backed securities, or CMBS, and residential and commercial mortgage loans. We generally finance our Agency RMBS, non-Agency RMBS and CMBS through repurchase agreement financing. We are externally managed and advised by Invesco Advisers, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Invesco Ltd., an independent global investment firm listed on the New York Stock Exchange (NYSE: IVZ) (“Invesco”). We refer to Invesco Advisors, Inc. as our Manager.

We have elected to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To assist us in maintaining our qualification as a REIT, shareholders are generally restricted from owning (or being treated as owning under applicable attribution rules) more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock. See “Restrictions on Ownership and Transfer” in the accompanying prospectus. We operate our business in a manner that permits us to maintain our exception from the definition of “investment company” under the 1940 Act.

Our principal offices are located at 1555 Peachtree Street, NE, Atlanta, Georgia 30309, and our telephone number at that address is (404) 892-0896. Our website is located at http://www.invescomortgagecapital.com. The information contained on our website is not part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus supplement or the accompanying prospectus.

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The Offering

Common stock offered by us	Up to 20,000,000 shares of our common stock.

Use of Proceeds	We plan to use the net proceeds from the sale of shares that we may offer under this prospectus supplement and the accompanying prospectus to purchase assets within our target asset classes, subject to our investment guidelines and to the extent consistent with maintaining our REIT qualification and other general corporate purposes. Our Manager will make the final determinations as to the percentage of our equity that will be invested in, as well as the appropriate amounts of leverage that we maintain in respect of, each of our target assets and asset classes. Our Manager’s determinations will depend upon then prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. Until appropriate assets can be identified, our Manager may decide to use the net proceeds to pay off our short-term debt or invest the net proceeds in interest-bearing short-term investments, including funds which are consistent with our REIT election. These investments are expected to provide a lower net return than we seek to achieve from our target assets. Prior to the time we have fully used the net proceeds of this offering to acquire our target assets, we may fund our quarterly distributions out of such net proceeds.

Distribution Policy	We intend to continue to make regular quarterly distributions to holders of our common stock in an amount equal to at least 90% of our taxable income. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates on its undistributed taxable income.

Any distributions we make are at the discretion of our board of directors and depend upon, among other things, our actual results of operations. These results and our ability to continue to pay distributions will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures.

New York Stock Exchange symbol	IVR

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Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the risks set forth under the heading “Item 1A. Risk Factors” beginning on page 12 of our Annual Report on Form 10-K for the year ended December 31, 2012 and all other information in this prospectus supplement and the accompanying prospectus before investing in our common stock.

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USE OF PROCEEDS

We plan to use the net proceeds from the sale of shares that we may offer under this prospectus supplement and the accompanying prospectus to purchase assets within our target asset classes, subject to our investment guidelines and to the extent consistent with maintaining our REIT qualification and other general corporate purposes. Our Manager will make the final determinations as to the percentage of our equity that will be invested in, as well as the appropriate amounts of leverage that we maintain in respect of, each of our target assets and asset classes. Our Manager’s determinations will depend upon then prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. Until appropriate assets can be identified, our Manager may decide to use the net proceeds to pay off our short-term debt or invest the net proceeds in interest-bearing short-term investments, including funds which are consistent with our REIT election. These investments are expected to provide a lower net return than we seek to achieve from our target assets. Prior to the time we have fully used the net proceeds of this offering to acquire our target assets, we may fund our quarterly distributions out of such net proceeds.

PLAN OF DISTRIBUTION

Upon written instruction from us, Credit Suisse Securities (USA) LLC, as sales agent, will use its commercially reasonable efforts to sell on our behalf, as our agent, the shares of common stock offered hereby as agreed upon by us and the sales agent. We will designate the maximum amount of shares of common stock to be sold through the sales agent, on a daily basis or otherwise as we and the sales agent agree. Subject to the terms and conditions of the distribution agency agreement, the sales agent will use its commercially reasonable efforts to sell, as our sales agent and on our behalf, all of the designated shares of common stock. We may instruct the sales agent not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We may suspend the offering of shares of common stock under any distribution agency agreement by notifying the sales agent. Likewise, the sales agent may suspend the offering of shares of common stock under the distribution agency agreement by notifying us of such suspension.

The sales agent will provide written confirmation to us following the close of trading on the NYSE each day on which shares of our common stock are sold under the distribution agency agreement. Each confirmation will include the number of shares of common stock sold on that day, the gross sales price per share and the compensation payable by us to the sales agent in connection with the sales. We will report at least quarterly the number of shares of common stock sold through the sales agent under the distribution agency agreement, the proceeds to us (before expenses) and the compensation paid by us to the sales agent in connection with the sales of the common stock.

We will pay the sales agent a commission that will not exceed, but may be lower than, 2% of the gross offering proceeds from shares sold through it as the sales agent under the distribution agency agreement. Our net proceeds from the offering of shares hereunder will equal the gross proceeds, less the sales agent’s commission less any expenses payable by us and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales.

Settlement for sales of common stock will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the distribution agency agreement, we also may sell shares to Credit Suisse Securities (USA) LLC as principal for its own respective account at a price agreed upon at the time of sale. If we sell shares to Credit Suisse Securities (USA) LLC as principal, we will enter into a separate agreement setting forth the terms of such transaction, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

In connection with the sale of the common stock on our behalf, Credit Suisse Securities (USA) LLC, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and

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the compensation paid to them may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Credit Suisse Securities (USA) LLC against certain civil liabilities, including liabilities under the Securities Act.

Credit Suisse Securities (USA) LLC has from time to time provided, and in the future may provide, certain commercial banking, investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future will receive, customary fees.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the shares offered hereby.

If the sales agent or we have reason to believe that our common stock does not satisfy the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act for an “actively traded security”, that party will promptly notify the other and sales of common stock under the distribution agency agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the sales agent and us.

The offering of common stock pursuant to the distribution agency agreements will terminate upon the earlier of (1) the sale of all shares of common stock subject to the distribution agency agreements or (2) the termination of the distribution agency agreements by us or by Credit Suisse Securities (USA) LLC.

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LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters relating to this offering will be passed upon for the sales agent by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. As to certain matters of Maryland law, Alston & Bird LLP may rely on the opinion of Venable LLP, Baltimore, Maryland.

EXPERTS

The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing, in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy statements, information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is listed on the NYSE under the symbol “IVR” and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Finally, we maintain an Internet site where you can find additional information. The address of our Internet site is http://www.invescomortgagecapital.com. All internet addresses provided in this prospectus supplement or in any accompanying prospectus are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our Internet site, or any other Internet site described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus supplement or any accompanying prospectus or other offering materials.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. We refer you to the registration statement and the exhibits thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement which has been previously filed, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained or incorporated by reference in this prospectus supplement. We have filed the documents listed below with the SEC (CIK No. 0001437071) under the Exchange Act and these documents are incorporated herein by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 1, 2013;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2012 from our Definitive Proxy Statement on Schedule 14A, filed on March 18, 2013;

•	our Current Reports on Form 8-K filed on January 28, 2013 and March 15, 2013; and

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•	the description of our common stock included in our Registration Statement on Form 8-A dated June 18, 2009.

All documents that we file (but not those that we furnish) with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of shares hereby will be deemed to be incorporated by reference into this prospectus supplement and will automatically update and supersede the information in this prospectus supplement and any previously filed document.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement (other than the exhibits to such documents which are not specifically incorporated by reference in this prospectus supplement); we will provide this information at no cost to the requester upon written or oral request to Office of the Secretary, Invesco Mortgage Capital Inc., 1555 Peachtree Street N.E., Suite 1800, Atlanta, Georgia 30309; Tel.: (404) 892-0896; E-mail: company.secretary@invescomortgagecapital.com.

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